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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

              SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Autologic Information International, Inc.
                           (Name of Subject Company)

                   Autologic Information International, Inc.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   52803 10 3
                     (CUSIP Number of Class of Securities)

                               ----------------

                     William Shaw, Chief Executive Officer
                                      and
                          Alvin J. Brunner, President
                   Autologic Information International, Inc.
                          1050 Rancho Conejo Boulevard
                        Thousand Oaks, California 91320
                           Telephone: (805) 498-9611
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             Richard A. Rubin, Esq.
                     Jenkens & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                           Telephone: (212) 704-6000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

   The name of the subject company is Autologic Information International, Inc., a Delaware corporation ("Autologic"). The address of its principal executive offices is 1050 Rancho Conejo Boulevard, Thousand Oaks, California 91320. The telephone number of Autologic at its principal executive offices is
(805) 498-9611.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Autologic's common stock, par value $.01 per share ("Autologic Common Stock" or the "Shares"). As of September 25, 2001, there were 5,787,970 Shares issued and outstanding, or 6,026,770 Shares outstanding on a fully-diluted basis (after giving effect to all outstanding options, warrants and securities exercisable or convertible (whether or not vested) into or exchangeable for Shares).

Item 2. Identity and Background of Filing Person

   The filing person is the subject company. Autologic's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to the cash tender offer by Autologic Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agfa Corporation, a Delaware corporation ("Agfa"), which, in turn, is a wholly-owned subsidiary of Agfa-Gevaert, N.V., a company organized under the laws of Belgium ("Agfa-Gevaert") (Agfa-Gevaert, Agfa, and Merger Sub are sometimes collectively referred to herein as the "Agfa Group"), to purchase each issued and outstanding Share for $7.127 per Share, net to the seller in cash (the "Per Share Offer Price"). The Offer is described in the Offer to Purchase, dated October 3, 2001 (the "Offer to Purchase"), included in the Agfa Group's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 3, 2001 (as amended or supplemented from time to time, the "Schedule TO"), and the related Letter of Transmittal (which together collectively constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 25, 2001 (the "Merger Agreement"), among Autologic, Agfa and Merger Sub. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into Autologic (the "Merger"), with Autologic surviving as a wholly-owned subsidiary of Agfa (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding (other than Shares owned by Autologic or owned, directly or indirectly, by Agfa or Merger Sub and Shares which are owned by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with the DGCL) will be converted into the right to receive the Per Share Offer Price. The summary and description of the Merger Agreement and the conditions of the Offer contained in Section 13 and Section 15 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices and telephone number of Merger Sub and Agfa is 100 Challenger Road, Ridgefield Park, New Jersey 07660, telephone no. (201) 440-2500; and of Agfa-Gevaert is Septestraat 27, B-2640 Mortsel, Belgium, telephone no. +32 3 444 2111.

Item 3. Past Contacts, Transactions, Negotiations, and Agreements

   The information contained in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, attached hereto as Annex C (the "Information

Statement") is incorporated herein by reference. Each material contract, agreement, arrangement or understanding and any actual or potential conflict of interest between Autologic or its affiliates and (i) its executive officers, directors and affiliates or (ii) any member of the Agfa Group and its executive officers, directors and affiliates, is either disclosed in the Information Statement or set forth below or in Item 4. The Solicitation or Recommendation-- Reasons for the Recommendation of the Board of Directors and the Special Committee. Each of the Board of Directors of Autologic (the "Board" or the "Board of Directors") and a special committee of the Board of Directors consisting of Leroy Bell, EuGene L. Falk and Paul H. McGarrell, who are not employees, officers, directors (other than directors of Autologic), appointees, nominees or affiliates of Autologic or Volt (the "Special Committee"), was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with the other matters described below in "Item 4. The Solicitation or Recommendation-- Reasons for the Recommendation of the Board of Directors and the Special Committee."

 Merger Agreement

   The summary and description of the Merger Agreement and the conditions of the Offer contained in Section 13 and Section 15 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

 Effects of the Offer and the Merger Under Autologic's Stock Plans

   The summary and description of the treatment of stock options under the Merger Agreement contained in Section 13 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

 Volt Stockholder's Agreement

   In connection with the Merger Agreement, Volt Information Sciences, Inc., a Delaware corporation ("Volt"), the beneficial owner of 3,400,100 shares of Autologic Common Stock, representing approximately 58.7% of the issued and outstanding shares of Autologic Common Stock (or 56.4% on a fully diluted basis), entered into a Stockholder's Agreement, dated as of September 25, 2001 (the "Volt Stockholder's Agreement"), with Agfa, Merger Sub and Autologic. Pursuant to the Volt Stockholder's Agreement, Volt, among other things: (i) agreed to tender in the Offer all Shares beneficially owned by Volt; (ii) agreed to vote such Shares in favor of the Merger; (iii) granted to Agfa a proxy with respect to voting such Shares; and (iv) granted Agfa an option to purchase 33 1/3% of the Shares beneficially owned by Volt at the Per Share Offer Price in the event the Merger Agreement is terminated (A) by Autologic, if Autologic enters into an agreement providing for an acquisition of Autologic based upon a Superior Proposal (as defined in the Merger Agreement) or (B) by Agfa, if the Board of Autologic withdraws or modifies in a manner adverse to Agfa its approval of the Merger Agreement or recommends such a Superior Proposal. The summary and description of the Volt Stockholder's Agreement contained in Section 13 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Volt Stockholder's Agreement which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

 Stockholders' Agreement

   In connection with the Merger Agreement, all directors and executive officers of Autologic have entered into a Stockholders' Agreement, dated as of September 25, 2001 (the "Stockholders' Agreement"), with Agfa, Merger Sub and Autologic. Such directors and executive officers own in the aggregate 600 shares of Autologic

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Common Stock and also own options exercisable for 75,000 additional Shares.
Pursuant to the Stockholders' Agreement, each such director and executive officer, among other things: (i) agreed to tender in the Offer all Shares beneficially owned by him; (ii) agreed to vote such Shares in favor of the Merger; and (iii) granted to Agfa a proxy with respect to voting such Shares. The summary and description of the Stockholders' Agreement contained in Section 13 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stockholders' Agreement which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

 Transaction Option Agreement

   In connection with the Merger Agreement, Agfa and Autologic have entered into a Transaction Option Agreement, dated as of September 25, 2001 (the "Transaction Option Agreement"), pursuant to which Autologic has, among other things, granted to Agfa an option to purchase from Autologic at the Per Share Offer Price up to a number of shares of Autologic Common Stock equal to 19.9% of the number of shares of Autologic Common Stock issued and outstanding immediately prior to the exercise of such option. Such option is exercisable at any time after the completion of the Offer only if after giving effect to such option, the number of shares of Common Stock beneficially owned by Agfa would equal at least 90% of the outstanding shares of Autologic Common Stock. The summary and description of the Transaction Option Agreement contained in
Section 13 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Option Agreement which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

 Lease Agreement

   In connection with the Merger Agreement, Autologic and Volt Realty Two, Inc., a Nevada corporation and wholly-owned subsidiary of Volt ("Volt Realty"), have entered into a lease, dated as of September 25, 2001 (the "Lease"), pursuant to which Volt has agreed, subject to certain terms and conditions, to lease to Autologic (and the Surviving Corporation) until December 31, 2002, the principal executive offices of Autologic in Thousand Oaks, California (the "Premises") on substantially the same economic terms as those contained in the existing lease for the Premises between Volt and Autologic. The Lease provides for two three month renewal options in favor of Autologic. The summary and description of the Lease contained in Section 13 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Lease which has been filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

 Indemnification; Directors' and Officers' Insurance

   The Merger Agreement provides that, as of the Effective Time, the provisions regarding indemnification of officers and directors contained in the Certificate of Incorporation of the Surviving Corporation is to conform to similar provisions presently contained in Autologic's Certificate of Incorporation.

   The Merger Agreement also provides that for six years after the Effective Time, the Surviving Corporation will indemnify and hold harmless (including the advancement of expenses) the current and former directors and officers of Autologic in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided in Autologic's Certificate of Incorporation and by-laws in effect on September 25, 2001; provided that any such indemnification will be subject to any limitation imposed from time to time under applicable law. Autologic will purchase, effective on the Offer Closing Date (as defined in the Merger Agreement), a "run-off" insurance policy of Autologic's current directors' and officers' insurance and indemnification policy with maximum aggregate limit of liability that can be obtained for a premium of $150,000 covering claims that may be made during a period of six (6) years after the Offer Closing Date against those who are directors and officers of Autologic prior to the Effective Time for events occurring on or prior to the Effective Time, with

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retention and co-insurance amounts no greater than the minimum amounts required by Delaware state law. Such policies may be subject to customary conditions and exclusions.

Item 4. The Solicitation or Recommendation

 Recommendation of Autologic's Board of Directors and the Special Committee

   At a meeting held on September 24, 2001, the Special Committee unanimously
(i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of Autologic (other than Volt) and (ii) recommended that Autologic's Board of Directors approve the execution and delivery and performance of the Merger Agreement, the Stockholders' Agreement, the Volt Stockholder's Agreement, the Transaction Option Agreement and the Lease.

   At a special meeting of the Board of Directors of Autologic held on September 24, 2001, the Board unanimously: (i) determined that the Merger is fair to, and in the best interests of, the stockholders of Autologic; (ii) approved the tender offer contemplated in the Merger Agreement and recommended to the stockholders of Autologic that they accept the tender offer and tender their shares of Autologic Common Stock pursuant thereto; (iii) recommended that the stockholders of Autologic vote in favor of adoption of the Merger Agreement at any meeting of stockholders of Autologic that may be called to consider adopting the Merger Agreement; and (iv) approved and declared advisable each of the Merger Agreement, the Volt Stockholder's Agreement, the Stockholders' Agreement, the Transaction Option Agreement and the Lease.

   Accordingly, the Board unanimously recommends that the stockholders of Autologic tender their Shares pursuant to the Offer. A copy of a letter to the stockholders of Autologic communicating the Board's and the Special Committee's recommendations is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

 Background for the Recommendation of the Board of Directors and the Special Committee

   On January 29, 1996, Volt caused its wholly-owned subsidiary, Autologic, Incorporated ("AI"), to be merged with and into Autologic and simultaneously, Information International, Inc. ("Triple-I"), a publicly held company, was, pursuant to a vote of its stockholders, also merged with and into Autologic, as a result of which the former owners of Triple-I became the owners of 41% (with Volt owning the remaining 59%) of the then outstanding Common Stock of Autologic. Volt's present ownership is approximately 58.7% of the issued and outstanding shares of Autologic Common Stock (or approximately 56.4% on a fully diluted basis).

   Since at least 1994, Autologic (including its predecessor AI) has sold certain film imagers and associated chemical processing units manufactured by Agfa/Agfa-Gevaert. In addition, many products manufactured by Autologic use Agfa/Agfa-Gevaert film products, plates and chemistry and some of Autologic's worldwide distributors sell Agfa/Agfa-Gevaert film and plate products. Autologic also helps Agfa/Agfa-Gevaert to promote those products. Over the last two years, Autologic has purchased an aggregate of approximately $717,000 of products from Agfa, Agfa-Gevaert and/or their affiliates in the ordinary course of business. In addition, Autologic and Agfa/Agfa-Gevaert installation and service personnel work together to complete installations and assist each other when service issues arise involving film, plate or imager problems.

   On May 10, 2000, Etienne J. Van Damme, Senior Vice President of Business Development of Agfa's Graphic Systems Group, telephoned William Shaw, Chairman of the Board and Chief Executive Officer of Autologic and Chairman of the Board and President of Volt, to express Agfa's possible interest in acquiring Autologic. This conversation resulted in the parties' decision to talk further.

   During May 18-21, 2000 at the DRUPA trade show in Duesseldorf, Germany, Leroy Bell, a director of Autologic, and Dennis Doolittle, President of Autologic at the time, met with Friedrich Hujer, a member of the Board of Management of Agfa-Gevaert, and Walter Van Leuven, General Manager Systems Business Group of Agfa-Gevaert. Discussions were held directed toward negotiating an arrangement under which Autologic would become a distributor of Agfa/Agfa-Gevaert's photographic plate products.

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

   On May 25, 2000, Mr. Van Damme again called Mr. Shaw to express Agfa's continuing interest in acquiring Autologic.

   On June 13, 2000, at the request of Agfa, Mr. Van Damme met with Mr. Shaw and James Groberg, a director of Autologic and Senior Vice President, Chief Financial Officer and a director of Volt, at Volt's offices in New York to discuss potential business relationships between Agfa and Autologic.

   On September 11, 2000, Mr. Van Damme and H. Jack Knadjian, Agfa's Director of Newspaper Systems, met with Messrs. Shaw and Groberg in New York at the offices of Jenkens & Gilchrist Parker Chapin LLP, outside legal counsel to Autologic ("Jenkens & Gilchrist"), to continue the discussions of potential business opportunities and to investigate business alternatives, including joint selling and other potential strategic transactions. During the course of the meeting, Messrs. Van Damme and Knadjian inquired as to whether Autologic would be interested in a sale of Autologic. Mr. Shaw indicated that he did not believe there would be such interest, but that Autologic would be willing to listen to a proposal. The representatives of Agfa then discussed why they believed a business combination of Agfa and Autologic could prove beneficial to both companies and indicated that Agfa would propose an acquisition price.

   On December 21, 2000, a meeting was held at the offices of Volt which was attended by Messrs. Shaw, Groberg and Van Damme. At this meeting, Agfa and Autologic discussed a potential transaction and executed a mutual confidentiality agreement (which was subsequently modified for clarification), pursuant to which the parties agreed to refrain from disclosing confidential information shared between them in connection with their ongoing business discussions.

   On December 22, 2000, Agfa sent its first due diligence request letter to Autologic in connection with its potential acquisition of Autologic. Thereafter, the parties continued with the due diligence process and, through April 2001, had various telephone conversations regarding a potential acquisition of Autologic and other business relationships between Agfa and Autologic.

   In March 2001, Messrs. Van Damme and Shaw exchanged correspondence and held various telephone conversations regarding the terms of a proposed transaction, including price.

   On April 30, 2001, a meeting was held at the offices of Volt in New York. In attendance were Messrs. Shaw and Groberg, Alvin J. Brunner, President and Chief Operating Officer of Autologic, Jerome Shaw, a director of Autologic and Vice President, Secretary and a director of Volt, Jack Egan, Vice President Corporate Accounting of Volt, Messrs. Van Damme and Knadjian, Hank Rej, Business Analyst of Agfa, and Frederick Joseph, a Managing Director of Morgan Lewis Githens & Ahn, Inc., Autologic's investment bankers ("MLGA"). The purpose of the meeting was for Autologic and Volt to discuss with Agfa open due diligence matters and the potential for an acquisition.

   On May 9, 2001, a meeting was held at the offices of Volt in New York which was attended by Messrs. Shaw, Groberg, Brunner, Joseph, Van Damme and Marc Elsermans, General Manager, Graphic Systems Group of Agfa. The meeting focused on the profitability of Autologic and the position of Autologic in the newspaper marketplace.

   On May 10 and 11, 2001, a meeting was held at the offices of Autologic in Thousand Oaks, California which was attended by Messrs. Brunner and Groberg, Anthony F. Marrelli, Vice President and Chief Financial Officer of Autologic, and Messrs. Van Damme and Knadjian. The purpose of this meeting was to further familiarize Agfa with the facilities, products, operations and financial performance of Autologic.

   Beginning in May and accelerating in July and August 2001, MLGA, on behalf of Autologic, contacted certain other parties that had either previously expressed an interest in acquiring Autologic or who MLGA, with input from Autologic and Volt, believed might have strategic reasons for acquiring Autologic.

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   On July 12, 2001, Messrs. Knadjian and Van Damme met with Messrs. Shaw,
Groberg, Brunner and Joseph at Volt's offices in New York to update Autologic on Agfa's proposed timing and process for completion of the proposed acquisition of Autologic.

   On July 25, 2001, a meeting was held at the offices of Volt in New York, which was attended by Messrs. Shaw, Groberg and Van Damme, Frederick Dehing, Mergers and Acquisitions Manager of Agfa, Eddy Rottie, Chief Financial Officer of Agfa, Robert Sarafian, In-House Counsel of Agfa, Mr. Joseph, attorneys from Jenkens & Gilchrist, counsel for Autologic, and Testa, Hurwitz & Thibeault, LLP, counsel for Agfa ("Testa Hurwitz"), Howard B. Weinreich, Senior Vice President and General Counsel of Volt and Lisa Valentino, Senior Staff Counsel of Volt. At that meeting the structure and terms of the proposed transaction were discussed and negotiated.

   Beginning on July 26, 2001 and continuing over the next eight weeks, Agfa's due diligence investigation of Autologic intensified. Representatives of the parties exchanged information and held a number of conversations, both in person and by teleconference, regarding due diligence matters. During this period, a representative of Agfa visited Autologic's main facility in Thousand Oaks, California, as well as the Ann Arbor, Michigan facility of Xitron, Incorporated ("Xitron"), one of Autologic's wholly-owned subsidiaries, to meet with the management of Autologic and Xitron and conduct additional due diligence.

   On July 31, 2001, a telephonic meeting of Autologic's Board was held at which representatives of MLGA and attorneys from Jenkens & Gilchrist were present. At that meeting, the details of the proposed transaction were presented to the Board by the attorneys from Jenkens & Gilchrist. The representatives of MLGA discussed the results of earlier discussions with those that had expressed a preliminary interest in acquiring Autologic and with other possible purchasers of Autologic. The Board resolved to authorize the officers of Autologic to proceed with negotiations with Agfa and also to continue to determine the interest of other potential buyers.

   On August 3, 2001, Messrs. Rottie and Knadjian met with representatives from Autologic, including Messrs. Shaw and Groberg, and Mr. Joseph from MLGA, at Volt's offices in New York to discuss and negotiate the terms and conditions of a letter of intent to be executed in connection with the proposed acquisition.

   During the next several days, representatives of Autologic and Agfa and their respective attorneys negotiated the terms of a letter of intent setting forth the basic structure and terms of the proposed transaction.

   On August 10, 2001, a telephonic meeting of Autologic's Board was held at which representatives of MLGA and Jenkens & Gilchrist were present. At that meeting, attorneys of Jenkens & Gilchrist described to the Board the status of the Agfa transaction and specific terms of the proposed transaction were discussed at length. MLGA summarized its discussions with other potential buyers and stated that, based on such discussions, no competitive offer had been made and that the proposal from Agfa was the most favorable to the stockholders of Autologic. The Board then authorized the officers of Autologic to enter into a letter of intent with Agfa. Counsel to Autologic then recommended that the Board form the Special Committee which would serve to review, evaluate and consider whether the transaction with Agfa was fair from a financial point of view to the stockholders of Autologic other than Volt, and make a recommendation to the Board with respect to such proposed transaction. The Board then formed the Special Committee and appointed Leroy Bell, EuGene Falk and Paul McGarrell to serve thereon, with Mr. McGarrell to serve as the Special Committee's Chairman. The Board also authorized the Special Committee to retain, at the expense of Autologic, legal counsel and an investment banking firm to assist and advise the Special Committee.

   On or about August 14, 2001, the Special Committee retained the law firm of Mahoney Hawkes LLP ("Mahoney Hawkes") to represent it. Mahoney Hawkes was already familiar with Autologic as it had represented Triple I in connection with its merger with Autologic in 1996. The Special Committee also determined to select The Seidler Companies Incorporated ("Seidler"), which also was familiar with Autologic because it had represented Triple I in connection with the 1996 merger with Autologic, to advise it with respect

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to the proposed acquisition of Autologic by Agfa and to render a written opinion as to whether such transaction would be fair to Autologic's stockholders (other than Volt) from a financial point of view.

   On August 20, 2001, Volt entered into a mutual confidentiality agreement with Agfa, pursuant to which those parties agreed to refrain from disclosing confidential information shared between them.

   On August 21, 2001, Agfa, Autologic and Volt executed a non-binding letter of intent containing the parties' basic understanding of the principal terms and conditions of the Offer and the Merger, which letter of intent was scheduled to expire on September 6, 2001. The letter of intent was amended on September 6, 2001 to, among other things, amend the formula for determining the purchase price to be paid by Agfa and extend the term of the letter of intent.

   On August 27, 2001, Testa Hurwitz circulated initial drafts of the Merger Agreement, the Volt Stockholder's Agreement, the Stockholders' Agreement and the Transaction Option Agreement. Thereafter, representatives of Agfa and Autologic and their respective attorneys began negotiating the terms and conditions of the definitive agreements.

   On August 29, 2001, Autologic and MLGA entered into an engagement letter to confirm the terms of MLGA's engagement to advise Autologic with respect to any proposed acquisition of it and to render a written opinion as to whether the transaction was fair to Autologic's stockholders from a financial point of view.

   On August 31, 2001, Autologic, at the request of the Special Committee, executed an engagement letter with Seidler to confirm the terms of Seidler's engagement to advise the Special Committee with respect to the proposed acquisition of Autologic by Agfa and to render a written opinion as to whether such transaction was fair to Autologic's stockholders (other than Volt) from a financial point of view.

   On September 5, 2001, a meeting of the Special Committee of Autologic was held which was also attended by representatives of Mahoney Hawkes LLP and Seidler. At that meeting, the nature of Seidler's proposed engagement was discussed. Seidler was informed of the nature and status of the transaction and was presented with the then current drafts of the Merger Agreement and related documents.

   At a meeting of the board of directors of Agfa-Gevaert held on September 6, 2001, Ludo Verhoeven, Chief Executive Officer of Agfa-Gevaert, made a presentation to the strategy committee of Agfa-Gevaert's board of directors regarding the proposed acquisition of Autologic.

   On September 19, 2001, a meeting of the Special Committee was held at which Seidler made an initial presentation of its report analyzing the transaction and the proposed Per Share Offer Price. The Special Committee discussed with Seidler Autologic's business, the nature and results of MLGA's discussions with certain other parties that had either previously expressed an interest in acquiring Autologic or who may have strategic reasons for acquiring Autologic, and discussed whether there may be other competitive bidders in addition to those contacted by MLGA.

   At a regularly scheduled meeting of the board of directors of Agfa-Gevaert held on September 24, 2001, Agfa-Gevaert's board of directors unanimously approved and authorized the Merger Agreement and the other agreements to which Agfa is a party and the transactions contemplated thereby, including the Offer and the Merger.

   On September 24, 2001, the boards of directors of Agfa and Merger Sub each executed a unanimous written consent approving and authorizing the Merger Agreement, the other agreements to which it is a party and the transactions contemplated thereby, including the Offer and the Merger.

   At a special meeting of the board of directors of Volt held on September 24, 2001, the board of directors of Volt unanimously determined that it was in Volt's best interest to enter into the Volt Stockholder's

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

Agreement and authorized the execution and delivery thereof, subject to the approval of the Merger Agreement by Autologic's Board of Directors, whose meeting was being held later that day.

   At a meeting of the Special Committee held on September 24, 2001, the Special Committee considered the terms of the transaction, the reasons therefor, an updated report of Seidler, and an oral opinion of Seidler (subsequently confirmed in writing) that the proposed transaction was fair to the stockholders of Autologic (other than Volt) from a financial point of view. The Special Committee then unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of Autologic (other than Volt) and (ii) recommended that Autologic's Board of Directors approve the execution and delivery and performance of the Merger Agreement, the Stockholders' Agreement, the Volt Stockholder's Agreement, the Transaction Option Agreement and the Lease.

   At a special meeting of the Board of Directors of Autologic held on September 24, 2001, the Board considered the terms of the transaction, the reasons therefor, the recommendation of the Special Committee, and an oral opinion of MLGA (subsequently confirmed in writing) that the proposed transaction was fair to the stockholders of Autologic from a financial point of view. The Board then unanimously: (i) determined that the Merger is fair to, and in the best interests of, the stockholders of Autologic; (ii) approved the tender offer contemplated in the Merger Agreement and recommended to the stockholders of Autologic that they accept the tender offer and tender their shares of Autologic Common Stock pursuant thereto; (iii) recommended that the stockholders of Autologic vote in favor of adoption of the Merger Agreement at any meeting of stockholders of Autologic that may be called to consider adopting the Merger Agreement; and (iv) approved and declared advisable each of the Merger Agreement, the Volt Stockholder's Agreement, the Stockholders' Agreement, the Transaction Option Agreement and the Lease.

   During the evening of September 24, 2001 and day of September 25, 2001, representatives of Agfa and Autologic verified information used in the formula to determine the Per Share Offer Price contained in the letter of intent among the parties.

   In the evening of September 25, 2001, the Merger Agreement, the Volt Stockholder's Agreement, the Stockholders' Agreement, the Transaction Option Agreement, and the Lease were each executed and delivered.

   Prior to the opening of the financial markets on September 26, 2001, Agfa and Autologic issued a joint press release, and Volt issued a press release, announcing the execution of the Merger Agreement. Agfa-Gevaert, Agfa and Merger Sub filed a Schedule TO-C and each of Autologic and Volt filed a Schedule 14D9-C with the Securities and Exchange Commission, each incorporating its respective press release. In addition, on September 26, 2001, Autologic filed a Current Report on Form 8-K with the Securities and Exchange Commission filing the Merger Agreement, the Volt Stockholder's Agreement, the Stockholders' Agreement, the Transaction Option Agreement and the Lease, and Volt filed a Current Report on Form 8-K with the Securities and Exchange Commission filing the Merger Agreement and the Volt Stockholder's Agreement.

 Reasons for the Recommendation of the Board of Directors and the Special Committee

   In making the determinations and recommendations set forth above, each of the Board and the Special Committee considered a number of factors, including, without limitation, the following:

  . The amount of consideration to be received by Autologic's stockholders in the Offer and that the Per Share Offer Price represents a substantial premium over the closing price of the Autologic Common Stock of $2.45 on September 21, 2001 (the last trading day prior to the meetings of the Special Committee and the Board).

  . The fact that the structure of the acquisition of Autologic by the Agfa
    Group as provided for in the Merger Agreement involves an all cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement and to be followed as promptly as practicable by a merger for the same consideration, thereby enabling Autologic's stockholders to obtain cash for their Shares at the earliest possible time.

  . The Board's belief, based upon presentations by Autologic's management and financial advisors, that the Per Share Offer Price was fair in light of the financial condition, results of operations, business and prospects of Autologic.

  . In the case of the Board's determination and recommendation, the opinion of MLGA to the Board, dated September 24, 2001, that, as of the date of the opinion and based on and subject to certain assumptions and qualifications stated in the opinion, the consideration to be received by the stockholders of Autologic in the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the MLGA opinion is attached hereto as Annex A and stockholders are urged to read such opinion in its entirety.

  . The opinion of Seidler to the Special Committee, dated September 24,
    2001, that, as of the date of the opinion and based on and subject to certain assumptions and qualifications stated in the opinion, the consideration to be received by the stockholders other than Volt in the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the Seidler opinion is attached hereto as Annex B and stockholders are urged to read such opinion in its entirety.

  . The provision of the Merger Agreement permitting Autologic, subject to certain conditions, to negotiate with third parties that make unsolicited bona fide written Superior Proposals (as defined in the Merger Agreement) if the Board determines in good faith, based on the written opinion of its outside counsel, that the failure to take such action could result in a breach of the Board's fiduciary obligations to Autologic's stockholders under applicable law. The Board also considered the terms of the Merger Agreement permitting Autologic to terminate the Merger Agreement and accept a Superior Proposal under certain conditions, including that Autologic pay Agfa a $1,486,030 termination fee and reimburse Agfa for out-of-pocket expenses up to an aggregate of $350,000, and that upon such termination, Agfa may exercise its option under the Volt Stockholder's Agreement to purchase 33 1/3% of the Shares beneficially owned by Volt at the Per Share Offer Price. The Board considered the possible effect of these provisions of the Merger Agreement and the Volt Stockholder's Agreement on third parties who might be interested in exploring an acquisition of Autologic. In this regard, the Board recognized that the provisions of the Merger Agreement and the Volt Stockholder's Agreement relating to the termination fee, the reimbursement of Agfa's expenses, the option offered by Volt to Agfa and the non-solicitation of takeover proposals were insisted upon by Agfa as a condition to entering into the Merger Agreement.

  . The contacts that Autologic and MLGA had with third parties regarding a potential transaction involving Autologic, and discussions with management and MLGA regarding the likelihood that a third party would be prepared to pay a higher price for the Shares than the Per Share Offer Price in a transaction that could be completed on a timely basis.

  . The likelihood that the Offer and the Merger will be consummated in light of the fact that the Offer and the Merger are not subject to any financing or diligence condition and that the other conditions to the Offer and the Merger are customary in nature.

  . The possibility of continuing to operate Autologic as an independent entity and the risks and benefits inherent therein.

  . Information with regard to the financial condition, results of operations, business and prospects of Autologic, as well as current economic and market conditions (including current conditions in the industry in which Autologic competes).

  . The terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

  . The potential conflicts of interest, all as described above in Item 3.

   The foregoing discussion of the information and factors considered by the Board and the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Board and the Special Committee. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Board and the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the above factors or determine that any factor was of particular importance. Rather, each of the Board and the Special Committee viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board and the Special Committee assigned different weights to the various factors described above.

 Intent to Tender

   Pursuant to the Volt Stockholder's Agreement and the Stockholders' Agreement, Volt and all directors and executive officers of Autologic have agreed to tender all of the Shares beneficially owned by them to Agfa in the Offer, and to vote their Shares in favor of the Merger and against approval of any proposal made in opposition to, or in competition with, the Merger and the Merger Agreement. Volt and such directors and executive officers own an aggregate of 3,400,700 shares of Autologic Common Stock and options to purchase 75,000 Shares, representing approximately 57.6% of the issued outstanding shares of Autologic Common Stock on a fully diluted basis.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

   Autologic retained MLGA as its financial advisor for the transaction and to determine whether the terms of the Offer and the Merger are fair to Autologic's stockholders from a financial point of view. Pursuant to the terms of MLGA's engagement, to date, Autologic has paid MLGA for its services and fairness opinion an aggregate financial advisory fee equal to $300,000. Autologic will be required to pay MLGA an additional $25,000 if the total amount of Autologic's expenses incurred in connection with the Offer and the Merger does not exceed $750,000. In addition, Autologic has agreed to reimburse MLGA for its reasonable out-of-pocket expenses in connection with its services to Autologic. All fees and expenses payable to MLGA by Autologic are not contingent on the consummation of the Offer or the Merger. Autologic also has agreed to indemnify MLGA and certain related parties against certain liabilities, including liabilities under the Federal securities laws, arising out of MLGA's engagement.

   At the request of the Special Committee, Autologic also retained Seidler for the purpose of advising the Special Committee as to whether the terms of the Offer and the Merger are fair to Autologic's stockholders (other than Volt) from a financial point of view. Pursuant to the terms of Seidler's engagement, Autologic will pay Seidler for its services and fairness opinion an aggregate financial advisory fee equal to $75,000 (of which $50,000 has been paid to date). In addition, Autologic has agreed to reimburse Seidler for its reasonable out-of-pocket expenses in connection with its services to Autologic. All fees and expenses payable to Seidler by Autologic are not contingent on the consummation of the Merger. Autologic also has agreed to indemnify Seidler and certain related parties against certain liabilities, including liabilities under the Federal securities laws, arising out of Seidler's engagement.

   Except as set forth above, neither Autologic nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Autologic on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

   No transactions in the Shares have been effected during the past 60 days by Autologic or, to the best of Autologic's knowledge, by any executive officer, director or affiliate of Autologic.

   Pursuant to the Volt Stockholder's Agreement, Volt has granted Agfa an option to purchase 33 1/3% of the shares of Autologic Common Stock owned by Volt in the event the Merger Agreement is terminated (i) by Autologic, if Autologic enters into an agreement providing for an acquisition of Autologic based on a Superior Proposal (as defined in the Merger Agreement), or (ii) by Agfa, if the Board of Autologic withdraws or modifies in a manner adverse to Agfa its approval of the Merger Agreement or recommends such a Superior Proposal.

Item 7. Purposes of the Transaction and Plans or Proposals

   Except for Autologic's obligations pursuant to the Merger Agreement, Autologic is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Autologic's securities by Autologic, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Autologic or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Autologic or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Autologic.

   There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

   The Information Statement attached as Annex C to this Statement is being furnished in connection with the designation by Merger Sub, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Autologic's stockholders, and the information therein is incorporated herein by reference.

Item 9. Exhibits

   The following Exhibits are filed herewith:

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Letter to Autologic Stockholders, dated October 3, 2001 (included in this Statement and being mailed to Stockholders).

 (a)(2)  Opinion of Morgan Lewis Githens & Ahn, Inc., dated September 24, 2001
         (included as Annex A hereto).

 (a)(3)  Opinion of The Seidler Companies, Incorporated, dated September 24,
         2001 (included as Annex B hereto).

 (a)(4)  Joint Press Release of Autologic and Agfa-Gevaert, dated September 26,
         2001 (incorporated by reference to Autologic's Schedule 14D-9 dated
         September 26, 2001).

 (a)(5) The Offer to Purchase, dated October 3, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of the Agfa Group filed on October 3, 2001).

 (a)(6)  The Letter of Transmittal (incorporated herein by reference to Exhibit
         (a)(1)(B) to the Schedule TO of the Agfa Group filed on October 3,
         2001).

 (e)(1)  Agreement and Plan of Merger, dated September 25, 2001, among
         Autologic, Agfa and Merger Sub (incorporated by reference to Exhibit
         2.1 to Autologic's Current Report on Form 8-K dated September 25, 2001
         (date of earliest event reported)).

 (e)(2)  Stockholder's Agreement, dated September 25, 2001, among Agfa, Merger
         Sub, Volt and Autologic (incorporated by reference to Exhibit 2.3 to
         Autologic's Current Report on Form 8-K dated September 25, 2001 (date of earliest event reported)).

 (e)(3)  Stockholders' Agreement, dated September 25, 2001, among Agfa, Merger
         Sub, Autologic, William Shaw, Alvin J. Brunner, Anthony F. Marrelli,
         Leroy Bell, EuGene L. Falk, James J. Groberg, Paul H. McGarrell, and
         Jerome Shaw (incorporated by reference to Exhibit 2.4 to Autologic's
         Current Report on Form 8-K dated September 25, 2001 (date of earliest event reported)).

 (e)(4)  Transaction Option Agreement, dated September 25, 2001, between
         Autologic and Agfa (incorporated by reference to Exhibit 2.2 to Autologic's Current Report on Form 8-K dated September 25, 2001 (date of earliest event reported)).

 (e)(5)  Lease, dated September 25, 2001, among Volt, Volt Realty and Autologic
         (incorporated by reference to Exhibit 10.1 to Autologic's Current
         Report on Form 8-K dated September 25, 2001 (date of earliest event reported)).

 (e)(6)  The Information Statement of Autologic (included as Annex C hereto).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Autologic Information International,
                                           Inc.

                                                   /s/ Alvin J. Brunner
                                          By: _________________________________
                                            Name: Alvin J. Brunner
                                            Title:President

Dated: October 3, 2001

September 24, 2001                                                       Annex A


Board of Directors

Autologic Information International, Inc.
1050 Rancho Conejo Boulevard   [LOGO OF MORGAN LEWIS GITHENS & AHN APPEARS HERE]
Thousand Oaks, CA 91320


Gentlemen:

   We understand that a newly-formed wholly-owned subsidiary ("Merger Sub") of Agfa Corporation ("Agfa"), in turn a wholly-owned subsidiary of Agfa-Gevaert N.V., proposes to purchase all of the outstanding shares of common stock (the "Common Stock") of Autologic Information International, Inc. (the "Company") in an all cash transaction (the "Proposed Transaction") for $7.127 per share, subject to verification by Agfa of the adjustment (as adjusted, the "Offer Consideration") provided in the Letter of Intent dated August 21, 2001, as amended September 6, 2001 (the "Letter of Intent") among Agfa, the Company and Volt Information Sciences, Inc., the owner of approximately 59% of the outstanding shares of Common Stock of the Company ("Volt"). The terms and conditions of the Proposed Transaction are set forth in more detail in the proposed Agreement and Plan of Merger to be entered into among the Company, Merger Sub and Agfa (the "Merger Agreement").

   We further understand that concurrently with the execution of the Merger Agreement, Volt, the Company, Merger Sub and Agfa will enter into an agreement pursuant to which Volt will agree to take certain actions to support the transaction contemplated by the Merger Agreement (the "Volt Stockholder's Agreement"). In addition, we understand that, concurrently with the execution of the Merger Agreement, the executive officers and directors of the Company will enter into an agreement pursuant to which they will agree to take certain actions to support the transactions contemplated by the Merger Agreement (collectively with the Volt Stockholder's Agreement, the "Stockholders' Agreements").

   You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of the Common Stock, of the Offer Consideration. We will receive a fee for our services upon the rendering of this opinion that is not contingent on the opinion conclusion or the consummation of the Proposed Transaction.

   In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

     (i) the September 21, 2001 drafts of the Merger Agreement and the Stockholders' Agreements;

     (ii) the Letter of Intent;

     (iii) the Company's Annual Reports on Form 10-K for each of the fiscal years in the three year period ended November 3, 2000 and the Company's Quarterly Report on Form 10-Q for the nine months ended August 5, 2001;

     (iv) certain other publicly available information concerning the Company and the trading market for the Common Stock;

     (v) certain internal information and other data relating to the Company, its business and prospects, including forecasts and projections, provided to us by management of the Company;

     (vi) certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to the Company and the trading markets for certain of such other companies' securities; and

     (vii) the financial terms of certain recent business combinations which we believe to be relevant.

   We have also met with certain officers and employees of the Company concerning its business and operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate. In connection with our engagement, we approached certain third parties to solicit indications of interest in a possible acquisition of the Company and held discussions with certain of these parties prior to the date hereof.

   In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the Company's forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of the Company's management as to the future financial condition and results of operations of the Company. We have not conducted a physical inspection of the properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of the assets or liabilities of the Company. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We reserve, however, the right to withdraw, revise or modify our opinion based upon additional information which may be provided to or obtained by us, which suggests, in our judgment, a material change in the assumptions upon which our opinion is based.

   This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not address the Company's underlying business decision to approve the Proposed Transaction or constitute a recommendation to the stockholders of the Company as to whether or not they should tender shares pursuant to the Proposed Transaction or how such stockholders should vote or as to any other action such stockholders should take regarding the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except the Company may include this opinion in its entirety in any filing by the Company with the Securities and Exchange Commission or in any materials distributed to its stockholders in connection with the Proposed Transaction.

   Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Offer Consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair, from a financial point of view, to such holders.

                                         Very truly yours,

                                         Morgan Lewis Githens & Ahn, Inc.

                                              By: /s/ J. Buckner Brown

                                                     J. Buckner Brown
                                                     Managing Director

                                                                         Annex B

           [LOGO OF THE SEIDLER COMPANIES INCORPORATED APPEARS HERE]

September 24, 2001

The Special Committee of the Board of Directors
c/o AUTOLOGIC INFORMATION INTERNATIONAL, INC.
1050 Rancho Conejo Blvd.
Thousand Oaks, CA 91320

Dear Board Members:

   We understand that Autologic Information International, Inc. ("Autologic" or the "Company") proposes to enter into an Agreement and Plan of Merger (the "Merger Agreement") with a newly formed wholly-owned subsidiary ("Merger Sub") of Agfa Corporation ("Agfa"), in turn a wholly-owned subsidiary of Agfa-Gevaert N.A., pursuant to which Merger Sub is to make a cash offer for all of the outstanding shares of common stock of Autologic for $7.127 per share, subject to verification by Agfa of the adjustment (as adjusted, the "Offer Consideration") provided in the Letter of Intent, dated August 21, 2001, as amended September 6, 2001 (the "Letter of Intent") among Agfa, the Company and Volt Information Sciences, Inc., the owner of approximately 59% of the outstanding shares of common stock of the Company ("Volt"). The offer will be followed by a merger of Merger Sub with and into Autologic, pursuant to which Autologic shares of common stock not tendered (other than shares held directly or indirectly by Autologic, Merger Sub or Agfa and other than shares for which dissenters' rights are perfected) will be converted into the right to receive the Offer Consideration. The transaction, as summarized above, is hereinafter referred to as the "Transaction."

   The Special Committee of the Board of Directors of Autologic ("the Special Committee") has requested our opinion (this "Opinion") with respect to the fairness, from a financial point of view, of the consideration to be received by Autologic's stockholders other than Volt. In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     (i) reviewed the Letter of Intent;

     (ii) reviewed the September 21, 2001 drafts of each of the proposed Merger Agreement; Stockholder's Agreement among Merger Sub, Agfa, Autologic and Volt; Stockholders' Agreement among Merger Sub, Agfa, Autologic and the executive officers and directors of Autologic; the Transaction Option Agreement between Agfa and Autologic; and new Lease Agreement between Volt Realty Two, Inc. and Autologic (the "New Lease") to replace Autologic's existing lease of its facility at 1050 Rancho Conejo Boulevard, Thousand Oaks, California;

     (iii) reviewed certain publicly available business, financial and historical information contained in Autologic's Annual Report on Form 10-K for its fiscal year ended November 3, 2000 and Quarterly Report on Form 10-Q for the nine months ended August 5, 2001, each as filed with the Securities and Exchange Commission;

     (iv) reviewed internal financial information and other data prepared by management of Autologic that are not publicly available relating to the business and financial prospects of Autologic;

     (v) discussed with members of the senior management of Autologic the business, operations, financial condition and prospects of the Company;

     (vi) reviewed certain financial forecasts prepared by the management of the Company;

     (vii) reviewed publicly available financial and stock market data with respect to certain other companies engaged in businesses we believe to be generally comparable to that of Autologic (the "Comparables");

     (viii) reviewed the historical market prices and trading volume of Autologic's common stock and the common stock of the Comparables;

     (ix) reviewed financial terms of certain recent business combinations which we believe to be relevant; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   Our engagement and this Opinion are for the benefit of the Special Committee and the Board of Directors of Autologic, and this Opinion is rendered in connection with the Special Committee's and Board's consideration of the Transaction. This Opinion is not intended to be, and does not constitute, a recommendation to any stockholder as to whether such stockholder should tender shares of Autologic common stock in connection with, or how such stockholder should vote on, the Transaction. It is further understood that this Opinion may not be used for any other purpose, nor may it be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner or for any purpose, without our prior written consent; provided, however, that this Opinion may be included in its entirety in any tender offer material and proxy statement distributed to the Company's stockholders in connection with the Transaction and in any related filings with the Securities and Exchange Commission.

   In arriving at our Opinion, we have not performed any physical inspection, appraisals or valuations of specific assets or liabilities of the Company and have not been furnished with any such appraisals or valuations, and express no opinion regarding the liquidation value of the Company. We have assumed, based on representations of management, that the rental (including costs being borne by the Company) under the New Lease is equal to or below the market rate.

   We have relied upon and assumed the accuracy and completeness of the financial and other information used by us and have assumed, without independent verification, that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. With respect to Autologic's financial projections, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of Autologic's management as to the expected future financial performance of Autologic. We assume no responsibility for and express no view as to Autologic's financial projections or the assumptions upon which they are based.

   Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed that the Company is not a party to any pending transactions outside the ordinary course of business, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction.

   Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion; however, we do not have any obligation to update, revise or reaffirm this Opinion. We are not expressing any opinion herein as to the prices at which shares of the Company's common stock have traded or at which such shares may trade at any future time.

   We have also assumed that the Transaction will be consummated in accordance with the draft Merger Agreement referred to above. Our opinion does not address the relative merits of the Transaction and the other business strategies that may have been considered by Autologic's Board of Directors, nor does it address the Board of Director's decision to proceed with the Transaction. We were not requested to opine as to, and this Opinion does not in any manner address, the Company's underlying decision to proceed with or effect the Transaction or structure thereof.

   For our services in rendering this Opinion, the Company will pay us a fee and indemnify us against certain liabilities. Our fee is not conditioned on the opinion conclusion or the consummation of the Transaction.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration proposed to be received by Autologic's stockholders in connection with the Transaction is fair, from a financial point of view, to Autologic's stockholders other than Volt.

                                     Very truly yours,

                                                      /s/ The Seidler Companies
                                                                   Incorporated
                                     The Seidler Companies Incorporated

                                                                         Annex C

                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                          1050 Rancho Conejo Boulevard
                        Thousand Oaks, California 91320

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

Background Information

   This information statement (this "Information Statement") is being mailed on or about October 3, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Autologic Information International, Inc., a Delaware corporation ("Autologic"), relating the cash tender offer being made by Autologic Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agfa Corporation, a Delaware corporation ("Agfa"), which, in turn, is a wholly-owned subsidiary of Agfa-Gevaert, N.V., a company organized under the laws of Belgium ("Agfa-Gevaert") (Agfa-Gevaert, Agfa and Merger Sub are sometimes collectively referred to herein as the "Agfa Group").

   You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub to a majority of seats on the Board of Directors of Autologic (the "Board of Directors" or the "Board"). There will be no vote or other action by stockholders of Autologic in connection with this Information Statement. Voting proxies regarding shares of Autologic Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   On September 25, 2001, Autologic, Agfa and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub has commenced a cash tender offer to purchase each issued and outstanding share of Autologic's common stock, par value $.01 per share ("Autologic Common Stock" or the "Shares"), for $7.127 per Share, net to the seller in cash (the "Per Share Offer Price"), upon the terms and conditions set forth in the Agfa Group's Offer to Purchase, dated October 3, 2001, included in its Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 3, 2001 (the "Schedule TO"), and in the related Letter of Transmittal (which together collectively constitute the "Offer").

   The Merger Agreement requires Autologic to cause Merger Sub's designees to be elected to Autologic's Board of Directors under certain circumstances described below. Upon completion of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will become the directors and officers, respectively, of the Surviving Corporation. The present directors and officers of Merger Sub are listed in Annex I to the Schedule TO.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   The Agfa Group commenced the Offer on October 3, 2001. The Offer and withdrawal rights are currently scheduled to expire at 12:00 midnight, New York City time, on October 31, 2001, unless the Agfa Group extends it in accordance with the terms of the Offer.

   The information contained in this Information Sub concerning any member of the Agfa Group and the Agfa Designees (as defined below) has been furnished to Autologic by the Agfa Group and Autologic assumes no responsibility for the accuracy of any such information.

The Agfa Designees to Autologic's Board of Directors

   The Merger Agreement provides that, promptly following Merger Sub's acceptance for payment of and payment for such number of Shares which represents at least a majority of the issued and outstanding shares of Autologic Common Stock on a fully diluted basis (the "Offer Closing Date"), Merger Sub will be entitled to designate such number of directors, rounded up to the next whole number (and in no event less than a majority of the Board of Directors) as will give Merger Sub representation on the Board of Directors of Autologic equal to the product of (x) the number of directors on the Board of Directors of Autologic (giving effect to any increase in the number of directors pursuant to this paragraph) and (y) the percentage that such number of Shares so purchased by Merger Sub bears to the aggregate number of Shares issued and outstanding on the Offer Closing Date, and Autologic, will promptly satisfy such percentage by (i) increasing the size of the Board of Directors Autologic or (ii) using its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Merger Sub's designees to be elected to the Board of Directors. Autologic will take all lawful action necessary to effect any such election.

   The Agfa Designees will be selected by Merger Sub from among the individuals listed on Annex I to the Schedule TO, each of whom has consented to serve as a director of Autologic if appointed or elected. None of the Agfa Designees currently is a director of, or holds any positions with, Autologic. The Agfa Group has advised Autologic that, to the best of their knowledge, none of the Agfa Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Autologic nor has any such person been involved in any transaction with Autologic or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between Agfa, Merger Sub and Autologic that have been described in the Schedule TO or the Schedule 14D-9.

Certain Information Concerning Autologic

   The Autologic Common Stock is the only class of equity securities of Autologic outstanding that is entitled to vote at a meeting of the stockholders of Autologic. Each share of Autologic Common Stock is entitled to one vote. As of the close of business September 25, 2001, there were 5,787,970 Shares issued and outstanding, or 6,026,770 Shares on a fully diluted basis.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding the ownership of Autologic Common Stock as of September 25, 2001 by (i) persons known by Autologic to be beneficial owners of more than 5% of the outstanding shares of Autologic Common Stock, (ii) the executive officers named in the Summary Compensation Table set forth below, (iii) the current directors of Autologic and (iv) all current executive officers and directors of Autologic as a group and the percentage of shares represented thereby.

                                                 Number of Shares
                                                   Beneficially      Percent of
Beneficial Owner                                   Ownership(1)       Class(2)
----------------                                 ----------------    ----------
Volt Information Sciences, Inc.(3)(4)..........     3,400,100           58.7%
Fidelity International Ltd.(5).................       372,057            6.4%
FMR Corp.(5)...................................       189,671            3.3%
Summit Capital Management, LLC and John C. Ru-
 dolph(6)......................................       623,683           10.8%
Leroy M. Bell..................................         3,500(7)           *
Alvin J. Brunner...............................        15,000(7)           *
EuGene L. Falk.................................         3,000(7)           *
James J. Groberg...............................         8,000(7)(8)        *
Anthony F. Marrelli............................         4,100(7)           *
Paul H. McGarrell..............................         3,000(7)           *
Jerome Shaw....................................         6,000(7)(8)        *
William Shaw...................................         6,000(7)(8)        *
All Executive Officers and Directors as a group
 (8 persons)...................................        48,600(7)(8)        *

--------
*  Less than one percent.
(1) Except as noted, the named beneficial owners have sole voting and dispositive power over their respective beneficially owned shares.
(2) Asterisk indicates less than 1%. Shares reflected as owned by a person that are not outstanding, but that are issuable upon exercise of options held by such person that were exercisable on or within 60 days after September 25, 2001 (without giving effect to the acceleration of vesting of options in the event of the successful consummation of the Offer), are considered outstanding for the purpose of computing the percentage of outstanding Autologic Common Stock that would be owned by the optionee if the options were exercised, but (except for the calculation of beneficial ownership by all executive officers and directors as a group) are not considered outstanding for the purpose of computing the percentage of outstanding Autologic Common Stock owned by any other person.
(3) Owned of record by NUCO I, Ltd., a wholly owned subsidiary of Volt Information Sciences, Inc. ("Volt"). The address of both NUCO I, Ltd. and Volt is 560 Lexington Avenue, New York, New York 10022-2928.
(4) As a result of the Volt Stockholder's Agreement, dated September 25, 2001, among Volt, Agfa, Merger Sub and Autologic, the Agfa Group may be deemed to share voting and dispositive power over these Shares with respect to certain matters covered by the Volt Stockholder's Agreement and to be a beneficial owner to the Shares beneficially owned by Volt. The address of Merger Sub and Agfa is 100 Challenger Road, Ridgefield Park, New Jersey 07660 and of Agfa-Gevaert is Septestraat 27, B-2640 Mortsel, Belgium.
(5) Based on information as of December 31, 1999 contained in a Schedules 13G filed with the Securities and Exchange Commission on February 14, 2000 filed by Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda ("FIL"), and FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109 ("FMR"). These Schedules reflect that (i) FMR and Edward C. Johnson 3d each has sole power to dispose of and vote the shares owned by FMR Corp. and that members of Mr. Johnson's family, including Abigail Johnson, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR, (ii) a partnership controlled by Mr. Johnson and members of his family own 39.9% of the voting power of FIL and (iii) Mr. Johnson is Chairman of FMR and FIL. FIL and FMR are
   of the view that they are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, and that they are not required to attribute to each other beneficial ownership of the securities beneficially owned by the other. If the Common Stock ownership of FIL and FMR were combined December 31, 1999, they would have owned an aggregate of 561,728, or 9.7% of the outstanding, shares of Common Stock.
(6) Based on information as of June 30, 2001 contained in a Report on Form 13-F filed with the Securities and Exchange Commission on July 25, 2001 by Summit Capital Management, LLC, the manager of which is John C. Rudolf (who may also be deemed a beneficial owner of such shares). The business address of each of Summit Management, LLC and Mr. Rudolf is 601 Union Street, Suite 3900, Seattle, Washington 98101.
(7) Includes the following shares issuable upon the exercise of the portion of options which are exercisable on or within 60 days after September 25, 2001 granted by Autologic to Leroy M. Bell, 3,000; Alvin J. Brunner, 15,000; EuGene L. Falk, 3,000; James J. Groberg, 8,000; Anthony F. Marrelli, 4,000; Paul H. McGarrell, 3,000; Jerome Shaw, 6,000; William Shaw, 6,000; and all executive officers and directors as a group, 48,000. Excludes additional shares subject to options, the vesting of which will be accelerated if the Offer is consummated.
(8) Excludes the shares owned by Volt. Messrs. William Shaw, Jerome Shaw and James J. Groberg are executive officers and directors of Volt and Messrs. William Shaw and Jerome Shaw are principal stockholders of Volt.

Directors and Executive Officers

Name                       Age Position with Autologic
----                       --- -----------------------
William Shaw..............  77 Chairman of the Board and Chief Executive Officer
Alvin J. Brunner..........  56 President and Chief Operating Officer
Anthony F. Marrelli.......  53 Vice President and Chief Financial Officer
Leroy Bell................  66 Director
EuGene L. Falk............  57 Director
James J. Groberg..........  73 Director
Paul H. McGarrell.........  72 Director
Jerome Shaw...............  75 Director

Information About Directors and Executive Officers

   WILLIAM SHAW has been Chairman of the Board of Directors and Chief Executive Officer of Autologic since September 1995, and has served as a director of Autologic since November 1995. Mr. Shaw is a founder of Volt, serving as its President and Chairman of the Board for more than the past five years, and has been employed in executive capacities by Volt and its predecessors since 1950. He has served as a director of Volt since its formation in 1957.

   ALVIN J. BRUNNER has been President and Chief Operating Officer of Autologic since June 2000 and a director of Autologic since September 2000. Beginning in 1996 until June 2000 he served as Vice President of Americas Operations of Autologic. He also served as Vice President of Sales from 1990 to 1996 and as a regional sales manager from 1980 to 1990.

   ANTHONY F. MARRELLI joined Autologic as Chief Financial Officer in 1996 and became Vice President in January 1997. Prior to joining Autologic, he served in a senior financial capacity for several publicly traded and privately owned companies from June 1980 to November 1996. From June 1974 to June 1980, Mr. Marrelli was a practicing accountant with the firm of Coopers & Lybrand. Mr. Marrelli is a Certified Public Accountant in the State of California.

   LEROY M. BELL has been a director of Autologic since August 1996. Mr. Bell was a director of Triple-I from 1990 until the Merger and was Vice President of Customer Support for Triple-I from 1979 until his retirement in 1994. Mr. Bell has also been President of B & B Vending Machines, Inc. (a vending machine service company) since July 1995.

   EUGENE L. FALK has been a director of Autologic since September 1997. Mr. Falk has been a Partner in Summit Partners, LLC, a consulting firm, since 1995. He was formerly Executive Vice President and Chief Operating Officer of Media Passage, an ad placement service for national advertising, from 1997 to 1999 and Executive Vice President and General Manager of the Los Angeles Times from 1990 to 1996. From 1986 to 1990, he was Executive Vice President and General Manager of the Philadelphia Inquirer and for the 15-year period prior to that held numerous operations management positions within Knight-Ridder Newspapers, Inc.

   JAMES J. GROBERG has been a director of Autologic since September 1995. He has been a Senior Vice President and the Chief Financial Officer of Volt for more than the past five years. Mr. Groberg is a director of Volt.

   PAUL H. McGARRELL has been a director of Autologic since January 1996. Mr. McGarrell served as President of Autologic from 1987 to 1990, when he retired. From 1990 until November 1995, Mr. McGarrell acted as a consultant to Autologic while serving as Chairman of its Board of Directors.

   JEROME SHAW has been a director of Autologic since January 1996. He is a founder of Volt, serving as its Executive Vice President and Secretary for more than the past five years, and has been employed in executive capacities by Volt and its predecessors since 1950. He has served as a director of Volt since its formation in 1957.

   William Shaw and Jerome Shaw are brothers. There are no other family relationships among the directors or executive officers of Autologic.

Meetings of the Board

   During the fiscal year ended November 3, 2000, Autologic's Board of Directors held four meetings. Each incumbent director attended at least 75% of the total number of meetings of the Board of Directors and committees on which such director served that were held during fiscal 2000.

Committees of the Board

   The Audit Committee of the Board of Directors presently consists of Messrs. Leroy M. Bell, EuGene Falk and Paul H. McGarrell, each of whom meets the independence requirements for audit committee members under the listing standards of the NASDAQ National Market, on which Autologic's Common Stock is listed. James J. Groberg served on the Audit Committee during Autologic's 2000 fiscal year, but in June 2001, Mr. Falk replaced Mr. Groberg on the Audit Committee in order to enable Autologic to comply with the requirements of the NASDAQ National Market. The committee provides assistance to Autologic's directors in fulfilling the Board's oversight responsibility as to Autologic's accounting, auditing and financial reporting practices and as to the quality and integrity of the financial reports of Autologic. The specific functions and responsibilities of the Audit Committee are set forth in the written charter of the Audit Committee adopted by the Board of Directors, which is attached as Appendix A to this Information Statement. The Audit Committee reviews and reassesses the Autologic's certificate of incorporation and by-laws annually and recommends any changes to the Board for approval. A report of the Audit Committee appears under the caption "Audit Committee Report," below. The committee held two meetings during fiscal 2000.

   The Executive Compensation Committee of the Board of Directors, presently consisting of Messrs. William Shaw, EuGene L. Falk, James J. Groberg and Jerome Shaw, is authorized to make recommendations regarding the salaries, bonuses and other compensation arrangements for executive officers of Autologic to the entire Board of Directors, which makes the determination. The Executive Compensation Committee did not meet separate from the entire Board during the past fiscal year.

 Audit Fees

   Audit fees billed to Autologic by Ernst & Young, LLP ("Ernst & Young") for its audit of Autologic's annual financial statements for the year ended November 3, 2000 and for its review of the financial statements included in Autologic's Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission for that year totaled $185,000.

 Financial Information Systems Design and Implementation Fees

   Autologic did not engage Ernst & Young to provide advice to Autologic regarding financial information systems design and implementation during the fiscal year ended November 3, 2000.

 All Other Fees

   Fees billed to Autologic by Ernst & Young during Autologic's 2000 fiscal year for all other non-audit services rendered to Autologic, including tax related services, totaled $72,000.

   In connection with the recently revised standards for independence of Autologic's independent public accountants promulgated by the Securities and Exchange Commission, the Audit Committee has considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young.

 Audit Committee Report

   Management has the primary responsibility for Autologic's financial reporting process, including its financial statements, while the Board is responsible for overseeing Autologic's accounting, auditing and financial reporting practices and Autologic's independent public accountants have the responsibility for the examination of Autologic's annual financial statements, expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States and issuing a report thereon. In assisting the Board in fulfilling its oversight responsibility with respect to Autologic's year ended November 3, 2000, the Audit Committee:

  . Reviewed and discussed the audited financial statements for the fiscal year ended November 3, 2000 with management and Ernst & Young, Autologic's independent public accountants;

  . Discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit; and

  . Received the written disclosures and the letter from Ernst & Young regarding its independence required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee also discussed Ernst & Young's independence with Ernst & Young and considered whether the provision of non-audit services rendered by Ernst & Young was compatible with maintaining its independence under Securities and Exchange Commission rules governing the independence of a company's outside auditors.

   Based on the foregoing review and discussions, the Audit Committee recommended to the Board that Autologic's audited financial statements for the fiscal year ended November 3, 2000 be included in Autologic's Annual Report on Form 10-K filed with the Securities and Exchange Commission for that year.

                                          Respectfully,

                                          Leroy M. Bell
                                          Paul H. McGarrell
                                          James J. Groberg

                             EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table sets forth information concerning compensation for services rendered in all capacities to Autologic and its subsidiaries during the fiscal years ended November 3, 2000, October 29, 1999, and October 30, 1998 by Autologic's Chief Executive Officer and each of the other executive officers of Autologic who received cash compensation in excess of $100,000 during the fiscal year ended November 3, 2000:

                                        Annual
                                     Compensation    Long-Term Compensation
                                   ----------------- -----------------------
                                                     Securities
                                                     Underlying  All Other
Principal Position            Year Salary(1)  Bonus  Options(#) Compensation
------------------            ---- --------- ------- ---------- ------------
William Shaw,                 2000      --
 Chairman of the Board and    1999      --       --    10,000         --
 Chief Executive Officer(2)   1998      --       --                   --

Alvin J. Brunner,             2000 $164,023  $25,000   15,000     $91,259
 President and Chief
 Operating Officer(3)

Anthony F. Marrelli,          2000 $173,052  $ 6,000      --      $ 6,202
 Vice President and           1999  159,182      --     2,500         --
 Chief Financial Officer(4)   1998  151,590   12,500      --          --

Dennis D. Doolittle,          2000 $130,099      --       --      $36,895
 Vice Chairman of the Board,  1999  205,000      --    10,000       3,879
 President and Chief          1998  202,968  $22,500      --        3,909
 Operating Officer(5)

--------
(1) Includes amounts deferred under Section 401(k) of the Internal Revenue Code of 1986, as amended.
(2) Except for the options granted by Autologic, all of Mr. Shaw's compensation has been paid by Volt for services rendered in all capacities to Volt, which has a number of subsidiaries, including Autologic. It is not feasible to allocate any portion of Mr. Shaw's compensation from Volt to Autologic and none is borne by Autologic.
(3) Includes all compensation paid to Mr. Brunner during fiscal 2000. Mr. Brunner became President of Autologic on June 14, 2000. Prior to that date he did not serve as an executive officer of Autologic. Other compensation includes sales commissions ($90,269) and computer reimbursement ($990).
(4) Other compensation includes relocation allowance ($5,000), computer reimbursement ($990) and travel savings reimbursement ($212).
(5) Mr. Doolittle resigned in June 2000. Other compensation includes vacation paid at termination ($30,977), automobile ($5,591) and travel savings reimbursement ($327).

Option Grants in Last Fiscal Year

   The following table contains information concerning options granted during the year ended November 3, 2000 by Autologic to the executive officers named in the Summary Compensation Table:

                                                                         Value at
                                                                          Assumed
                                                                       Annual Rates
                                                                         of Stock
                                                                           Price
                         Number of   Percent of                        Appreciation
                           Shares   Total Options                       for Option
                         Underlying  Granted to   Exercise                Term(2)
                          Options   Employees in    Price   Expiration -------------
Name                     Granted(1)  Fiscal Year  Per Share    Date      5%      10%
----                     ---------- ------------- --------- ---------- ------ ----------
Alvin J. Brunner........   15,000       100%        $2.91    6/13/10   27,451 69,567

--------
(1) Of the options, options to purchase 3,000 shares became exercisable immediately at a price equal to 100% of the market value of the shares on the date of grant and the balance are exercisable at the rate of 4,000 per year, on a cumulative basis, commencing one year after the date of grant, subject to earlier termination at specified times following termination of employment, death or disability.
(2) These are hypothetical values using assumed compound growth rates prescribed by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, in the market price of Autologic Common Stock.

Aggregated Year-End Option Values

   None of the executive officers of Autologic named in the Summary Compensation Table exercised stock options to purchase shares of Autologic Common Stock during fiscal 2000. The following table sets forth certain information as of November 3, 2000 concerning the shares subject to unexercised options to purchase Autologic Common Stock held at that date by the executive officers named in the Summary Compensation Table:

                                             Number of Shares       Value of
                                                Underlying         Unexercised
                                               Unexercised        In-the-Money
                                                Options at      Options at Fiscal
                                             Fiscal Year-End        Year-End
                                              (Exercisable/       (Exercisable/
      Name                                    Unexercisable)    Unexercisable)(1)
      ----                                   ----------------   -----------------
      William Shaw..........................  11,000/ 8,000(2)        $0/0
      Alvin J. Brunner......................   9,000/16,000           $0/0
      Anthony F. Marrelli...................   2,000/ 3,000           $0/0

--------
(1) Represents the closing sale price of Autologic Common Stock underlying the options on The Nasdaq Stock Market's National Market on November 3, 2000, the last date on which Autologic Common Stock was traded prior to the end of fiscal 2000, minus the option exercise price.
(2) Options to purchase 9,000 shares of Autologic Common Stock held by Mr. Shaw at November 3, 2000 terminated unexercised on January 19, 2001.

Renumeration of Directors

   Each director who is not regularly employed by either Autologic or Volt (Messrs. Leroy M. Bell, EuGene L. Falk and Paul H. McGarrell) receives a director's fee at an annual rate of $15,000 plus $1,000 for each meeting of the Board of Directors attended other than telephonically. These directors are also reimbursed by Autologic for their reasonable out-of-pocket expenses incurred in attending meetings and performing services on behalf of Autologic. During the year ended November 3, 2000, Autologic paid premiums aggregating $7,513 with respect to health, disability and life insurance policies maintained by Autologic for Mr. McGarrell, the former President of Autologic.

Employment and Termination Agreements

   Autologic is a party to an Employment Agreement, dated as of June 14, 2000, with Alvin J. Brunner which provides for an indefinite term of employment, subject to termination on four months' notice by either party. Mr. Brunner's annual salary is presently $210,000. Under his Employment Agreement, Mr. Brunner may also receive bonuses at the discretion of the Board.

Report of Board of Directors Concerning Executive Compensation

   This report is presented by the Board of Directors, which determined the compensation of all executive officers for fiscal 2000.

   To date, Autologic has used a combination of salary as a base for compensation, bonuses either as incentives or rewards for short- or long-term performance, and stock options as a means of providing long-term incentives. In determining an executive's base salary, the Board considered the executive's performance, level of responsibility and expertise, as well as Autologic's performance, economic conditions (including the cost of living) and competitive factors. Bonuses were based on Autologic's performance, as well as the executive's overall performance, contribution toward Autologic's profitability, meeting corporate objectives and, in certain instances, meeting specific corporate goals or completing specific programs or projects. The Board's decisions were made on a subjective basis without assigning weights to any particular factor.

   Stock options are granted under Autologic's Stock Option Plans as the primary method of providing long-term incentive compensation to key employees of Autologic, including directors and executive officers, while conserving available cash for operations and growth. Autologic believes that stock options foster the interest of key employees in seeking long-term growth for Autologic, as well as linking their interests with the overall interests of stockholders. In determining when to grant options and the size of the award to any particular executive or key employee, the Board considered factors such as the executive's or employee's position, level of responsibility, value to Autologic, future objectives, prior option grants, accomplishments, performance and other compensation. No one factor was given special weight, but decisions are made based on an overall assessment of the individual.

   Compensation of Chief Executive Officer. Mr. William Shaw serves as Autologic's Chief Executive Officer, but receives no cash compensation for his services to Autologic. Mr. Shaw is also the Chairman and President of Volt, which owns approximately 56.4% of the outstanding Autologic Common Stock on a fully diluted basis. Autologic has drawn upon the expertise of various key employees, including Mr. Shaw and other executive officers, of Volt, for which Autologic has paid limited amounts to Volt (see "Certain Transactions") and no compensation to the individuals providing such advice and services to Autologic.

   Certain Tax Legislation. Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), precludes a public company from taking a federal income tax deduction for annual compensation in excess of $1,000,000 paid to its chief executive officer or any of its four other most highly compensated executive officers. Certain "performance based compensation" is excluded from the deduction limitation. The option granted by the Board in fiscal 2000 to Mr. Brunner is not "performance based compensation" under
Section 162(m). Therefore, any amount that would otherwise be deductible by Autologic with respect to such options must be taken into account in determining whether the $1,000,000 Section 162(m) limitation is exceeded at the time the option is exercised.

                                          Respectfully Submitted,

                                          Leroy M. Bell      Paul H. McGarrell
                                          Alvin J. Brunner   Jerome Shaw
                                          EuGene L. Falk     William Shaw
                                          James J. Groberg

Performance Graph

   The following graph compares the cumulative return to holders of Autologic Common Stock, assuming they had been holders of common stock of Information International, Inc. ("Triple-I") (each share of which was automatically converted into one share of Autologic in the mergers of Autologic and Triple-I into Autologic on January 29, 1996) from November 1, 1995 until the merger on January 29, 1996 and of Autologic thereafter with (i) the Nasdaq Stock Market Index, and (ii) a published industry group index of all other publicly held companies that are included within the four-digit Standard Industrial Code
(3555) for printing trades machinery and equipment manufacturers, which is maintained by Media General Financial Services, Inc. (the "SIC Index"). The comparison assumes $100 was invested on November 1, 1995 in common stock of Triple-I and in each of the comparison groups, and assumes reinvestment of dividends (neither Triple-I nor Autologic paid any dividends during the periods):

                                                  [GRAPH APPEARS HERE]

At November 1,                                    1995 1996 1997 1998 1999 2000
--------------                                    ---- ---- ---- ---- ---- ----
Autologic Information International, Inc......... 100   55   74   42   23   24
SIC Code Index................................... 100   63   62   30   33   35
NASDAQ Market Index.............................. 100  117  154  174  287  338

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires Autologic's executive officers and directors, and persons who beneficially own more than 10% of the outstanding Autologic Common Stock, to file initial reports of ownership, and reports of changes of ownership, of Autologic's equity securities with the Securities and Exchange Commission and furnish copies of those reports to Autologic. Based solely on a review of the copies of the reports furnished to Autologic to date and written representations that no reports were required, Autologic believes that all reports required to be filed by such persons with respect to Autologic's fiscal year ended November 3, 2000 were timely filed.

                              CERTAIN TRANSACTIONS

   As part of the mergers of Triple-I and Autologic into Autologic on January 29, 1996 (the "1996 Merger"), Autologic entered into a three-year lease with Volt Realty Two, Inc., a wholly-owned subsidiary of Volt (the "Landlord"), pursuant to which Autologic has been leasing approximately 134,000 square feet of space in Thousand Oaks, California, formerly occupied by Autologic, at a rental which was initially $6.00 per square foot per year, a rental based upon prevailing rentals charged in the area at the time the merger agreement related to the 1996 Merger was entered into. Pursuant to the terms of the lease, as amended, in December 1996, Autologic's Board of Directors established a new rental rate based on prevailing rates in the general area, which resulted in a slight decrease in rent. Autologic and the Landlord have continued to operate under the terms of the lease since its expiration. During fiscal 2000, Autologic paid rent to the Landlord aggregating $776,000. Autologic is also obligated to pay all real estate taxes, insurance, utilities and repairs related to the leased premises. Upon the successful completion of the Offer, this lease will be replaced by the new lease, dated September 25, 2001, entered into between Autologic and the Landlord in connection with the entering into of the Merger Agreement. A description of the lease can be found in the Schedule 14D-9 to which this Information Statement is attached.

   Subsequent to the 1996 Merger, which resulted in a reduction of the combined administrative staffs of Triple-I and Autologic, Volt has continued to provide certain on-going legal and financial services, for which Autologic pays Volt a monthly fee of $3,000. Autologic believes this fee is fair and reasonable for the services provided. In addition, Volt pays certain insurance premiums and incurs certain other costs on behalf of Autologic and is reimbursed for those premiums and costs by Autologic, which benefits from Volt's greater purchasing power. Autologic sells equipment and service to Volt for resale and internal use. These sales to Volt, if for resale, are priced at approximately 80% of normal end-user prices and, if for internal use, at normal end-user prices. Sales to Volt aggregated $98,000 during fiscal 2000.

   At November 3, 2000, Volt owed Autologic $45,000, and at February 15, 2001, Autologic owed Volt $113,000 related to post-1996 Merger activity. These amounts do not bear interest.

   During fiscal year 2000, Autologic's United Kingdom subsidiary agreed to provide certain on-going financial services to Volt's European subsidiaries, for which Volt paid Autologic the sum of $64,471. Fees charged for services are at the same rates charged by Autologic's subsidiary to unaffiliated third parties.

   Autologic believes that each of the foregoing arrangements is on terms and conditions no less favorable to it than would prevail with unaffiliated third parties.

                                                                      Appendix A
                                                        to Information Statement

                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                            AUDIT COMMITTEE CHARTER
                         (as amended February 26, 2001)

 Organization

   There shall be a committee of the Board of Directors known as the Audit Committee. The Audit Committee shall be composed of three or more directors, appointed by the Board of Directors, at least two of whom are independent of the management of Autologic and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member. Members will be financially literate and at least one will have accounting or related financial management expertise. Audit Committee members shall meet the requirements of the listing standards of the NASDAQ National Market. A majority shall constitute a quorum of the Audit Committee. A majority of the members in attendance shall decide any questions brought before any meeting of the Audit Committee.

 Statement of Policy

   The Audit Committee shall provide assistance to Autologic's directors in fulfilling the Board's oversight responsibility as to Autologic's accounting, auditing and financial reporting practices and as to the quality and integrity of the publicly distributed financial reports of Autologic.

 Responsibilities

   In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to oversee the corporate accounting and reporting practices of Autologic, relative to internal controls and generally accepted accounting principles. In so doing, the Audit Committee should maintain free and open means of communications between the directors, the independent auditors, the internal auditors, and the financial management of Autologic.

   In carrying out its responsibilities, the Audit Committee will:

     1. Recommend to the directors the independent auditors to be selected to audit the financial statements of Autologic and its divisions and subsidiaries.

     2. Have a clear understanding with the independent auditors that they are ultimately accountable to the Board of Directors and the Audit Committee.

     3. Review the independence and performance of the independent auditors.

     4. Meet with the independent auditors and financial management of Autologic to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion of the audit, review such audit, including comments or recommendations of the independent auditors.

     5. Review with the independent auditors, Autologic's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of Autologic, and elicit any recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Discuss with the independent auditors significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.

     6. Review the internal audit function of Autologic, including its independence, authority, reporting obligations, organizational structure, staff qualifications and the proposed internal audit plans for the current year.

     7. Review Autologic's annual audited financial statements prior to filing or distribution with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

     8. Review with financial management and the independent auditors Autologic's quarterly financial results, and discuss any significant changes to Autologic's accounting principles and any items required to be communicated by the independent auditors in accordance with Statement of Auditing Standards 61.

     9. Review with financial management and the independent auditors their judgments about the accounting principles employed by Autologic.

     10. Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of Autologic's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

     11. Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each Audit Committee meeting with, the Board of Directors.

     12. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

     13. Review and reassess the adequacy of this charter at least annually. Submit this charter to the Board of Directors for approval and have the document published at least every three years in accordance with Securities and Exchange Commission regulations.

     14. Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in Autologic's annual proxy statement.

   Nothing contained in this charter is intended to, or should be construed as, creating any responsibility or liability of the members of the Audit Committee except to the extent otherwise provided under the Delaware law which shall continue to set the legal standard for the conduct of the members of the Committee.